United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 24, 2013

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, April 24, 2013	www.gruma.com

GRUMA REPORTS FIRST QUARTER 2013 RESULTS

HIGHLIGHTS

GRUMA started to show significant improvements in 1Q13 resulting from initiatives undertaken to enhance value creation, as detailed in the last earnings report dated February 27, 2013. GIMSA and Gruma Corporation were the primary subsidiaries contributing to the increase in EBITDA.

Consolidated Financial Highlights
 (Ps millions)

	1Q13	1Q12	Var.
Sales Volume (thousand metric tons)	1,032	1,075	(4%)
Net sales	13,058	13,031	-
Operating income	990	448	121%
Operating margin	7.6%	3.4%	420 bp
EBITDA	1,375	815	69%
EBITDA margin	10.5%	6.3%	420 bp
Majority net income	209	84	149%

CONSOLIDATED RESULTS OF OPERATIONS
1Q13 versus 1Q12

Sales volume declined 4% to 1,032 thousand metric tons mainly driven by GIMSA.

Net sales were Ps.13,058 million, similar to 1Q12. Sales volume growth at Gruma Corporation and price increases implemented across the company were offset by the decline in GIMSA's sale volume. To a lesser extent, consolidated net sales were also impacted by the effect of the peso appreciation when converting Gruma Corporation figures to peso terms. Sales from non-Mexican operations constituted 61% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 68.1% from 71.0%, reflecting better performance at all subsidiaries, and most significantly at GIMSA and Gruma Corporation. In absolute terms, cost of sales declined 4% to Ps.8,895 million, driven especially by the reduction in GIMSA's sales volume.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 24.4% from 25.5%, driven mainly by Gruma Corporation. In absolute terms, SG&A declined 4% to Ps.3,185 million, reflecting the company's efforts to optimize marketing and administrative expenses as part of the strategy to enhance value creation.
Other expense, net, represented a gain of Ps.12 million compared to an expense of Ps.17 million. The change was primarily due to gains on raw material hedging at Gruma Centroamerica and lower losses on natural gas hedging at GIMSA.

Operating income increased 121% to Ps.990 million driven by improvements at most of the company's subsidiaries, in particular GIMSA and Gruma Corporation. Operating margin rose to 7.6% from 3.4%.
Net comprehensive financing cost was Ps.1 million versus Ps.351 million. The reduction mainly resulted from higher foreign exchange gains on GRUMA's dollar denominated debt and lower losses on foreign exchange rate hedging related to raw material procurement.

Income Taxes  totaled Ps.463 million, Ps.351 million more due to higher pre-tax income. The effective tax rate was 46.7%.

Majority net income increased 149% to Ps.209 million, driven mainly by higher operating income, in particular at GIMSA and Gruma Corporation, lower comprehensive financing cost, and higher ownership at the U.S. corn flour operations and Molinera de Mexico in connection with the purchase of their minority stakes from Archer-Daniels-Midland. These improvements were partially offset by the devaluation of the Venezuelan bolivar during 1Q13, as reflected on the ''discontinued operations'' line.

FINANCIAL POSITION
March 2013 versus December 2012

Balance-Sheet Highlights	Total assets were Ps.44,368 million, a 10% decline reflecting the deconsolidation of the Venezuelan operations as GRUMA's consolidated balance sheet shows Venezuelan assets and liabilities as a net asset under the line ''assets held for sale''. Additionally, lower inventories and the effect of the appreciation of the Mexican peso on foreign assets contributed to the reduction in total assets.

Total liabilities were Ps.31,281 million, 11% lower, driven mainly by the deconsolidation of the Venezuelan operations, appreciation of the Mexican peso, and lower trade accounts payable.

Shareholders' equity totaled Ps.13,086 million, 9% less due to the deconsolidation of the Venezuelan operations.

Debt Profile	GRUMA's debt totaled US$1,550 million, of which approximately 82% was dollar denominated.

Debt
(US$ millions)

March'13	March'12	Var.	Dec'12	Var.
1,550	995	56%	1,550	-

Schedule of Debt Amortizations
 (US$ millions)

	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond								300	300
BBVA Syndicated Facility		25	25	175					225
BBVA Syndicated Facility MXP			4.9	9.7	43.7	38.8			97.1
Gruma Corp Facility BofA				194					194
Bancomext Facility MXP			2.4	4.9	21.9	19.4			48.6
Rabobank Facility				100					100
Bridge Loan	400								400
Other	174.8	10.4							185.2
TOTAL	574.8	35.4	32.3	483.6	65.6	58.2	0	300	1,549.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$19 million during 1Q13, most of which was allocated to the U.S. and European operations for capacity expansions at existing plants, as well as technology upgrades.

RECENT DEVELOPMENTS

GRUMA following several announcements that the company has made regarding the expropriation decree related to its subsidiaries in Venezuela, Molinos Nacionales, C.A. (''MONACA'') and Derivados de Maiz Seleccionado, C.A. (''DEMASECA''), informs that, as a result of the Administrative Resolution No.004-2013 published in the Official Gazette of Venezuela No.40.095 on January 22, 2013, and pursuant to the provisions set forth by the International Financial Reporting Standards, GRUMA has ceased consolidating the financial information of MONACA and DEMASECA starting January 22, 2013 and will present the net investment and results of operations of these companies as discontinued operations as of such date.

SUBSIDIARY RESULTS OF OPERATIONS
1Q13 versus 1Q12

Gruma Corporation

Sales volume rose 3% to 404 thousand metric tons driven by the European corn milling operations and the U.S. tortilla business, where sales volume grew as a result of increased business in the foodservice segment among certain large distributors and in retail, with a new softer wheat tortilla formula that was rolled out nationally in early December 2012.

Net sales increased 7% to Ps.6,575 million, resulting from (1) price increases; (2) higher sales volume from the U.S. tortilla business, in particular wheat tortillas and fried products, which are priced higher than corn tortillas; and (3) lower allowances in the tortilla business.

Cost of sales as a percentage of net sales improved to 63.6% from 65.1% due mostly to price increases while the cost of corn was stable due to the company's hedging activities, reduction in allowances, and the shift toward wheat tortillas and fried products as gross margins are higher than in corn tortillas. In absolute terms, cost of sales increased 5% to Ps.4,180 million, mainly reflecting sales volume growth.

SG&A as a percentage of net sales improved to 28.8% from 30.8% in connection with lower marketing, distribution and administrative expenses. Higher net sales also contributed to increased SG&A absorption. In absolute terms, SG&A rose 0.4% to Ps.1,894 million in connection with higher sales volume.

Operating income rose 93% to Ps.496 million and operating margin improved to 7.5% from 4.2%, driven by the aforementioned higher gross income, lower allowances, the shift toward higher margin products and reduction in SG&A on a per ton basis.

GIMSA

Sales volume decreased 9%, to 444 thousand metric tons, due to certain measures the company implemented to prioritize margin expansion. Price increases announced by GIMSA in December 2012 were effective immediately, while those of competitors were gradual. An additional factor affecting sales volume were delays in the implementation of social welfare programs in government channels.

Net sales decreased 7% to Ps.3,954 million, resulting from the aforementioned sales volume reduction.

Cost of sales as a percentage of net sales improved to 71.9% from 77.5%. In absolute terms, cost of sales decreased 14% to Ps.2,845 million in connection with the sales volume reduction, efficiencies in corn handling and procurement and productivity improvements.

SG&A as a percentage of net sales improved to 14.0% from 14.4% and in absolute terms, SG&A fell 10% to Ps.554 million, mainly as a result of the company's efforts to reduce marketing and advertising expenses. Also, freight expenses were lower in connection with the sales volume decline.

Operating income rose 83% to Ps.538 million and, as a percentage of net sales, jumped to 13.6% from 6.9% reflecting principally the aforementioned improved operational performance and, to a lesser extent, lower losses on natural gas hedging.

For additional information, please see GIMSA ''First-Quarter 2013 Results'', available through GRUMA's website, www.gruma.com.

Molinera de Mexico

Sales volume decreased 2% to 142 thousand metric tons, in line with the company's focus on higher margin products that reduced some SKUs.

Net sales grew 1%, to Ps.1,220 million, as a result of wheat flour price increases implemented during 3Q12.

Cost of sales as a percentage of net sales improved to 84.4% from 86.1% due to the shift to higher margin products. In absolute terms, cost of sales declined 1% in connection with the sales volume reduction.

SG&A as a percentage of net sales increased to 14.4% from 13.7%, and in absolute terms, SG&A rose 7% due mainly to higher labor costs in connection with additional production capacity at some plants.

Operating income rose to Ps.14 million and operating margin improved to 1.2% from 0.3%.

Gruma Centroamerica

Sales volume declined 7% to 48 thousand metric tons due to customers' extraordinary build-up of corn flour during 1Q12 in anticipation of price increases effective in April of last year.

Net sales were flat at Ps.791 million, as the decline in sales volume was offset by price increases implemented in 2012 to compensate for higher raw material costs.

Cost of sales as a percentage of net sales improved to 69.0% from 73.9%, due to (1) price increases, which more than offset higher costs for packaging material and labor; (2) lower energy costs in connection with a shift to lower-priced fuels; and (3) production efficiencies. In absolute terms, cost of sales dropped 6% in connection with the sales volume decline and the company's efforts to reduce fixed costs.

SG&A as a percentage of net sales improved to 28.3% from 30.6% and in absolute terms, SG&A declined 7% due principally to the company's global efforts to reduce expenses, mainly marketing and advertising, among others.

Operating income was Ps.55 million versus a Ps.36 million loss, achieving an operating margin of 7.0% compared to a negative 4.5%, resulting mainly from the aforementioned improved operational performance and gains on raw material hedging.

Other Subsidiaries and Eliminations	Operating loss was Ps.114 million versus Ps.70 million during 1Q12. The increase resulted from the exit of part of the tortilla operations in Mexico and reduced operations at the technology division.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.3546/dollar as of March 31, 2013. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 22,000 employees and 100 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS BY SUBSIDIARY
(MILLIONS OF MEXICAN PESOS)

		QUARTERS				
		1Q13	1Q12	VAR (%)	4Q12	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME (thousand metric tons)	**404**	392	3	405	(0)
Corn flour, tortillas, and other	NET SALES	**6,575**	6,124	7	6,396	3
	GROSS PROFIT	**2,395**	2,137	12	2,206	9
	Gross Margin	**36.4%**	34.9%		34.5%	
	OPERATING INCOME	**496**	257	93	411	21
	Operating Margin	**7.5%**	4.2%		6.4%	
	EBITDA	**733**	439	67	659	11
	EBITDA Margin	**11.1%**	7.2%		10.3%	
GIMSA	SALES VOLUME (thousand metric tons)	**444**	490	(9)	509	(13)
Corn flour, and other	NET SALES	**3,954**	4,273	(7)	4,564	(13)
	GROSS PROFIT	**1,109**	962	15	1,157	(4)
	Gross Margin	**28.1%**	22.5%		25.4%	
	OPERATING INCOME	**538**	294	83	512	5
	Operating Margin	**13.6%**	6.9%		11.2%	
	EBITDA	**622**	421	48	612	2
	EBITDA Margin	**15.7%**	9.8%		13.4%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**142**	145	(2)	155	(8)
Wheat flour	NET SALES	**1,220**	1,205	1	1,431	(15)
	GROSS PROFIT	**190**	168	14	268	(29)
	Gross Margin	**15.6%**	13.9%		18.7%	
	OPERATING INCOME	**14**	3	360	74	(81)
	Operating Margin	**1.2%**	0.3%		5.2%	
	EBITDA	**28**	17	62	88	(68)
	EBITDA Margin	**2.3%**	1.5%		6.2%	
GRUMA CENTROAMÉRICA	SALES VOLUME (thousand metric tons)	**48**	52	(7)	52	(8)
Corn flour and other	NET SALES	**791**	789	0	877	(10)
	GROSS PROFIT	**245**	206	19	277	(12)
	Gross Margin	**31.0%**	26.1%		31.6%	
	OPERATING INCOME	**55**	(36)	254	35	60
	Operating Margin	**7.0%**	(4.5%)		3.9%	
	EBITDA	**78**	(13)	727	59	34
	EBITDA Margin	**9.9%**	(1.6%)		6.7%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME (thousand metric tons)	**(6)**	(5)	(20)	(6)	(6)
	NET SALES	**517**	640	(19)	700	(26)
	GROSS PROFIT	**223**	312	(29)	448	(50)
	Gross Margin	**43.1%**	48.8%		64.0%	
	OPERATING INCOME	**(114)**	(70)	(63)	(151)	25
	Operating Margin	**(22.1%)**	(10.9%)		(21.6%)	
	EBITDA	**(87)**	(50)	(74)	(61)	(43)
	EBITDA Margin	**(16.8%)**	(7.8%)		(8.7%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**1,032**	1,075	(4)	1,115	(7)
	NET SALES	**13,058**	13,031	0	13,968	(7)
	GROSS PROFIT	**4,163**	3,784	10	4,357	(4)
	Gross Margin	**31.9%**	29.0%		31.2%	
	OPERATING INCOME	**990**	448	121	881	12
	Operating Margin	**7.6%**	3.4%		6.3%	
	EBITDA	**1,375**	815	69	1,357	1
	EBITDA Margin	**10.5%**	6.3%		9.7%	

[1] Convenience translation. For further details see "Accounting Procedures".

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting. .

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma does not have margin calls with their counterparty.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As  of March 31, 2013, the open positions of the corn and natural gas derivatives were recorded at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a gain of $27,707 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $21,579 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of March 31, 2013 the open positions of these instruments represented a loss of $37,638 thousand pesos which was applied to the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

During the first quarter of 2013, the Company reclassified the amount of Ps.340,873 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. The transactions that concluded during the first quarter of 2013 for financial instruments of corn and natural gas, recognized in income, represented a gain of $23,052.

The transactions concluded during the first quarter of 2013 regarding the foreign exchange financial instruments represented a loss of $6,086 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of March 31, 2013, the Company does not have revolving funds denominated ''margin calls''. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of March 31, 2013
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of March 31, 2013, the financial instruments transactions of corn and natural gas in long positions represented a profit of $6,128 thousand pesos and there are no short positions. As of March 31, 2013 the long positions of foreign exchange financial instruments represented a loss of $37,638 thousand pesos.

25. As of March 31, 2013, the Company does not have revolving funds denominated ''margin calls''.

During the first quarter of 2013, the Company reclassified the amount of Ps.340,873 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. The transactions that concluded during the first quarter of 2013 for financial instruments of corn and natural gas, recognized in income, represented a gain of $23,052.

The transactions concluded during the first quarter of 2013 regarding the foreign exchange financial instruments represented a loss of $6,086 thousand pesos.

B. Sensibility Analysis

Corn and Natural Gas Derivative Financial Instruments:

According to the position as of March 31, 2013, a hypothetical 10 percent loss of the corn and natural gas values would result in an additional adverse effect of $76,267 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of March 31, 2013. The sensitivity analysis results are as follows:

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of March 31, 2013
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments:

Based on our position as of March 31 2013, a hypothetical 10% decline in the Mexican peso against the United States dollar would result in an additional unfavorable effect of $344,516 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of March 31, 2013, which includes the effects on the exchange rate variables, time and volatility. The sensitivity analysis results are as follows:

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the corn and natural gas derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and natural gas, based on our position as of March 31, 2013, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $76,267, $190,668, and $381,335 thousands of pesos, respectively.

For the foreign exchange derivative financial instruments, based on our position as of March 31, 2013, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $344,516, $861,290, and $1,722,579 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.